EXHIBIT 12.1

THE INTERPUBLIC GROUP OF COMPANIES, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(in millions except ratios)

The earnings to fixed charges ratio presented in the table below is based on June 30, 2003 amounts adjusted to give effect to the disposition of NFO on July 10, 2003.

	Six Months Ended June 30, 2003	Years Ended December 31,
		2002	2001	2000	1999	1998
EARNINGS
Pre-tax income from continuing operations	$(6.5)	$211.4	$(586.4)	$778.9	$630.6	$648.4

FIXED CHARGES
Interest expense	84.9	145.6	164.6	126.3	99.5	86.5
Rent interest factor	73.0	145.2	148.8	141.6	126.1	112.8

Total Fixed Charges	$157.9	$290.8	$313.4	$267.9	$225.6	$199.3

Adjusted Earnings	$151.4	$502.2	$(273.0)	$1,046.8	$856.2	$847.7
Ratio of Earnings to Fixed Charges	—(2)	1.73x	—(2)	3.91x	3.80x	4.25x

(1)	In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.

(2)	For the six months ended June 30, 2003 and the year ended December 31, 2001, we had a deficiency of earnings to fixed charges. Results as reported would have required additional earnings of $6.5 million for the six months ended June 30, 2003 and $586.4 million for the year ended December 31, 2001, respectively, to provide a one-to-one coverage ratio for those periods. The decline in the ratio of earnings to fixed charges subsequent to 2000 is due to lower income from operations, including restructuring- and merger-related charges (in 2001) and impairment charges (in 2001, 2002 and 2003), as compared to prior periods.